EXHIBIT 99.1

Results of ING’s 2020 Annual General Meeting

Results of ING’s 2020 Annual General Meeting

The Annual General Meeting (AGM) of ING Groep N.V. was held today at ING’s corporate office Cedar in Amsterdam and was broadcast live via ING’s website. Due to the coronavirus pandemic, the meeting was held in an adapted form in order to mitigate health risks for all participants and to comply with Dutch government directives. ING would like to thank those shareholders who participated remotely for their flexibility.

The AGM adopted all agenda items, including the annual accounts for 2019, discharge of the (former) members of the Executive Board and the Supervisory Board and the new remuneration policy for the Executive Board and the Supervisory Board.

The AGM also approved the appointments of Herman Hulst and Harold Naus to the Supervisory Board as of today and the appointment of Juan Colombás as of 1 October 2020. As announced on 16 March 2020, Eric Boyer de la Giroday and Hermann-Josef Lamberti have retired from the Supervisory Board as per the end of the AGM 2020. Robert Reibestein resigned from the Supervisory Board as per 1 January 2020.

After the AGM, the Supervisory Board consists of:

Hans Wijers (chairman)	Herman Hulst
Jan Peter Balkenende	Harold Naus
Juan Colombás*	Mike Rees
Mariana Gheorghe	Herna Verhagen
Margarete Haase

* Effective as per 1 October 2020

Note for editors

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ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break-up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a European sovereign debt crisis (5) potential consequences of a European sovereign debt crisis (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in the conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes affecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes affecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instability and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and changes related to cybercrime including the effects of cyber-attacks and changes in legislation and regulations related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (28) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com, (29) this document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

, discharge of the (former)

members of the Executive Board and the Supervisory Board

Attachment

  PR 2020AGM - FINAL (https://ml-eu.globenewswire.com/Resource/Download/7de10bd3-1f16-4433-ac28-662c8e9a8aec)